					Exhibit 99(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
December 31,
	Twelve Months Ended
	December 31,					June 31,

	1999	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest	$38,840	$44,877	$50,991	$45,464	$47,464	$46,790
Interest applicable to rentals	2,261	1,596	1,849	1,916	1,880	1,698

Total fixed charges, as defined	41,101	46,473	52,840	$47,380	$49,344	$48,488

Preferred dividends, as defined (a)	4,878	5,347	4,674	4,490	5,099	5,111

Combined fixed charges and preferred dividends, as defined	$45,979	$51,820	$57,514	$51,870	$54,443	$53,599

Earnings as defined:

Net Income	$41,588	$38,973	$39,620	$52,408	$67,058	$61,838
Add:
Provision for income taxes:
Total income taxes	17,537	22,868	20,464	17,846	34,431	31,763
Fixed charges as above	41,101	46,473	52,840	47,380	49,344	48,488

Total earnings, as defined	$100,226	$108,314	$112,924	$117,634	$150,833	$142,089

Ratio of earnings to fixed charges, as defined	2.44	2.33	2.14	2.48	3.06	2.93

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.18	2.09	1.96	2.27	2.77	2.65

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.